ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04054084

6 December, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 3 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C. 213 SECTION

RNS: 0241G

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,333,161 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 November 2004	9,000
30 November 2004	1,000
01 December 2004	37,510
02 December 2004	1,300
03 December 2004	29,252

The Company was advised of these transactions on 03 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
03 December 2004

RNS: 0241G

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,333,161 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 November 2004	9,000
30 November 2004	1,000
01 December 2004	37,510
02 December 2004	1,300
03 December 2004	29,252

The Company was advised of these transactions on 03 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
03 December 2004

RNS: 0241G

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,333,161 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 November 2004	9,000
30 November 2004	1,000
01 December 2004	37,510
02 December 2004	1,300
03 December 2004	29,252

The Company was advised of these transactions on 03 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
03 December 2004

AVS: 336614
RNS: 0241G

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,333,161 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 November 2004	9,000
30 November 2004	1,000
01 December 2004	37,510
02 December 2004	1,300
03 December 2004	29,252

The Company was advised of these transactions on 03 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
03 December 2004

AVS: 356614
RNS: 0241G

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,333,161 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
29 November 2004	9,000
30 November 2004	1,000
01 December 2004	37,510
02 December 2004	1,300
03 December 2004	29,252

The Company was advised of these transactions on 03 December 2004.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

A J Trahar

G A Wilkinson
Deputy Secretary
03 December 2004

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

6 December, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Holdings in Anglo American plc dated 6 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 3 December 2004 that, as at the close of business on 30 November 2004, Barclays PLC through the legal entities listed below, had an interest in 44,983,788 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.01 % of the outstanding share capital of the Company.

Legal Entity	Holding	
Barclays Global Fund Advisors	2,672,517	
Barclays Life Assurance Co Ltd	2,340,774	
Barclays Private Bank and Trust Ltd	43,018	
Barclays Global Investors, N.A.	12,535,021	
Barclays Private Bank Ltd	362,252	
Barclays Bank Trust Company Ltd	5,577	
Barclays Capital Securities Ltd	595,670	
Gerrard Ltd	121,058	
Barclays Global Investors Japan Trust	351,354	
Barclays Capital Inc	11,456	
Barclays Global Investors Ltd	25,504,610	
Barclays Private Bank and Trust Ltd	540	
Barclays Global Investors Australia Ltd	303,561	
Barclays Global Investors Japan Ltd	136,380	
	44,983,788 =	3.0112%

The issued share capital is 1,493,839,387 as at 3 December 2004.

N Jordan
Secretary
6 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 3 December 2004 that, as at the close of business on 30 November 2004, Barclays PLC through the legal entities listed below, had an interest in 44,983,788 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.01 % of the outstanding share capital of the Company.

Legal Entity	Holding	
Barclays Global Fund Advisors	2,672,517	
Barclays Life Assurance Co Ltd	2,340,774	
Barclays Private Bank and Trust Ltd	43,018	
Barclays Global Investors, N.A.	12,535,021	
Barclays Private Bank Ltd	362,252	
Barclays Bank Trust Company Ltd	5,577	
Barclays Capital Securities Ltd	595,670	
Gerrard Ltd	121,058	
Barclays Global Investors Japan Trust	351,354	
Barclays Capital Inc	11,456	
Barclays Global Investors Ltd	25,504,610	
Barclays Private Bank and Trust Ltd	540	
Barclays Global Investors Australia Ltd	303,561	
Barclays Global Investors Japan Ltd	136,380	
	44,983,788 =	3.0112%

The issued share capital is 1,493,839,387 as at 3 December 2004.

N Jordan
Secretary
6 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 3 December 2004 that, as at the close of business on 30 November 2004, Barclays PLC through the legal entities listed below, had an interest in 44,983,788 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.01 % of the outstanding share capital of the Company.

Legal Entity	Holding	
Barclays Global Fund Advisors	2,672,517	
Barclays Life Assurance Co Ltd	2,340,774	
Barclays Private Bank and Trust Ltd	43,018	
Barclays Global Investors, N.A.	12,535,021	
Barclays Private Bank Ltd	362,252	
Barclays Bank Trust Company Ltd	5,577	
Barclays Capital Securities Ltd	595,670	
Gerrard Ltd	121,058	
Barclays Global Investors Japan Trust	351,354	
Barclays Capital Inc	11,456	
Barclays Global Investors Ltd	25,504,610	
Barclays Private Bank and Trust Ltd	540	
Barclays Global Investors Australia Ltd	303,561	
Barclays Global Investors Japan Ltd	136,380	
	44,983,788 =	3.0112%

The issued share capital is 1,493,839,387 as at 3 December 2004.

N Jordan
Secretary
6 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 3 December 2004 that, as at the close of business on 30 November 2004, Barclays PLC through the legal entities listed below, had an interest in 44,983,788 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.01 % of the outstanding share capital of the Company.

Legal Entity	Holding	
Barclays Global Fund Advisors	2,672,517	
Barclays Life Assurance Co Ltd	2,340,774	
Barclays Private Bank and Trust Ltd	43,018	
Barclays Global Investors, N.A.	12,535,021	
Barclays Private Bank Ltd	362,252	
Barclays Bank Trust Company Ltd	5,577	
Barclays Capital Securities Ltd	595,670	
Gerrard Ltd	121,058	
Barclays Global Investors Japan Trust	351,354	
Barclays Capital Inc	11,456	
Barclays Global Investors Ltd	25,504,610	
Barclays Private Bank and Trust Ltd	540	
Barclays Global Investors Australia Ltd	303,561	
Barclays Global Investors Japan Ltd	136,380	
	44,983,788 =	3.0112%

The issued share capital is 1,493,839,387 as at 3 December 2004.

N Jordan
Secretary
6 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198(1) of the Companies Act 1985

We received notification on 3 December 2004 that, as at the close of business on 30 November 2004, Barclays PLC through the legal entities listed below, had an interest in 44,983,788 Ordinary Shares of Anglo American plc (the "Company"). This represents 3.01 % of the outstanding share capital of the Company.

Legal Entity	Holding	
Barclays Global Fund Advisors	2,672,517	
Barclays Life Assurance Co Ltd	2,340,774	
Barclays Private Bank and Trust Ltd	43,018	
Barclays Global Investors, N.A.	12,535,021	
Barclays Private Bank Ltd	362,252	
Barclays Bank Trust Company Ltd	5,577	
Barclays Capital Securities Ltd	595,670	
Gerrard Ltd	121,058	
Barclays Global Investors Japan Trust	351,354	
Barclays Capital Inc	11,456	
Barclays Global Investors Ltd	25,504,610	
Barclays Private Bank and Trust Ltd	540	
Barclays Global Investors Australia Ltd	303,561	
Barclays Global Investors Japan Ltd	136,380	
	44,983,788 =	3.0112%

The issued share capital is 1,493,839,387 as at 3 December 2004.

N Jordan
Secretary
6 December 2004

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

2 December, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Holdings in Anglo American plc dated 2 December 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 1 December 2004 that, as at the close of business on 30 November 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

G A Wilkinson
Deputy Secretary
2 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 1 December 2004 that, as at the close of business on 30 November 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

G A Wilkinson
Deputy Secretary
2 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 1 December 2004 that, as at the close of business on 30 November 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

G A Wilkinson
Deputy Secretary
2 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 1 December 2004 that, as at the close of business on 30 November 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

G A Wilkinson
Deputy Secretary
2 December 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 1 December 2004 that, as at the close of business on 30 November 2004, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

G A Wilkinson
Deputy Secretary
2 December 2004